Exhibit 99.1

Pier 1 Imports, Inc.

Stock Purchase Plan

Financial statements as of December 31, 2011 and 2010 and

for each of the three years in the period ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Pier 1 Imports, Inc.

We have audited the accompanying statements of financial condition of the Pier 1 Imports, Inc. Stock Purchase Plan as of December 31, 2011 and 2010 and the related statements of income (loss) and changes in plan equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2011 and 2010, and the income (loss) and changes in plan equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

                                         /s/ Ernst & Young LLP

Fort Worth, Texas

April 25, 2012

Pier 1 Imports, Inc.

Stock Purchase Plan

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2011	2010
ASSETS
Pier 1 Imports common stock, at fair value (cost of $0)	$—	$—
Receivables:
Participants’ contributions	201,818	177,254
Company contributions	50,457	44,017

	252,275	221,271

Total Assets	$252,275	$221,271

LIABILITIES AND PLAN EQUITY
Participant withdrawals payable	$118	$813
Plan Equity	252,157	220,458

Total Liabilities and Plan Equity	$252,275	$221,271

See accompanying notes to financial statements.

Pier 1 Imports, Inc.

Stock Purchase Plan

STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	For the Year Ended December 31,
	2011	2010	2009
Contributions:
Participants	$1,941,278	$604,863	$274,923
Company	485,337	150,901	69,210

Total Contributions	2,426,615	755,764	344,133
Participant withdrawals	(2,965,378)	(706,610)	(2,747,335)
Investment Gain (Loss):
Net unrealized appreciation (depreciation) in fair value of Pier 1 Imports common stock	—	—	555,375
Net realized gain (loss) on distribution of
Pier 1 Imports common stock	570,462	171,304	1,606,362

Net Change in Plan Equity	31,699	220,458	(241,465)
Plan Equity:
Beginning of year	220,458	—	241,465

End of year	$252,157	$220,458	$—

See accompanying notes to financial statements.

Pier 1 Imports, Inc.

Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION

General

The following description of the Pier 1 Imports, Inc. Stock Purchase Plan (the “Plan”) adopted by Pier 1 Imports, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Company established the Plan to provide eligible employees and non-employee directors an opportunity to acquire an ownership interest in Pier 1 Imports and, as a result, provide participants with a more direct concern about the Company’s welfare and a common interest with the Company’s other shareholders. The Plan provides a voluntary method of acquiring shares of Pier 1 Imports common stock in convenient installments by payroll and other compensation deductions, supplemented by contributions from the Company.

The Plan is administered by the compensation committee and has been in effect since 1980. On March 28, 2009, the Plan was suspended because a limited number of shares remained in the aggregate amount authorized for issuance under the Plan. Pier 1 Imports’ board of directors approved an amendment of the Plan on March 26, 2010, which was subsequently approved by the shareholders on June 29, 2010, authorizing, among other things, adding an additional 3,500,000 shares to the Plan and extending the term of the Plan for five years. The suspension period ended as soon as administratively practicable after the shareholders’ approval of the amendment. The Plan amendment was applied prospectively.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

Eligibility

Employees who have attained the age of majority in their state or province of residence and have completed 60 days of continuous employment with the Company, or one of the designated subsidiaries which has adopted the Plan, are eligible to participate in the Plan. Non-employee members of the board of directors of Pier 1 Imports, Inc. are also eligible to participate in the Plan.

Contributions

A participant must specify the amount to be withheld through payroll deductions, with a minimum of $2.50 per week and a maximum of 20% of compensation. The Plan provides that directors who are not employees may contribute to the Plan all or a portion of cash director fees earned. Subject to the Plan’s limitations, compensation deductions may be increased or decreased by the participant. The Company contributes to the Plan for each participant an amount equal to 25% of such participant’s compensation deduction.

Participant Accounts

The Company maintains a Plan account in the name of each participant. Funds deducted monthly from each participant’s pay as elected and authorized by the participant are credited to each participant’s Plan account plus the Company’s contribution on the participant’s behalf as described above. The Plan allows the Company to administer the Plan and to use the contributed funds to purchase shares of Pier 1 Imports common stock either on the open market through a broker, or directly from the Company. No open market purchase may be made at a price which is greater than the fair market value for Pier 1 Imports common stock on the date of purchase. The Company’s compensation committee has determined that purchases of shares from the Company’s treasury will be based on an average of the New York Stock Exchange (“NYSE”) closing prices for Pier 1 Imports common stock on each Friday during the month. Shares purchased are allocated to the accounts of participants in proportion to the funds received from each respective account.

Each participant acquires full and immediate ownership of all shares and fractional shares allocated to his Plan account. All shares are registered in the name of the Plan and remain registered in the Plan’s name until delivery of the shares to the participant pursuant to the Plan. Shares of common stock held by the Plan in a participant’s Plan account may not be sold, assigned, pledged or otherwise encumbered by the participant, but the participant may request that all of his shares be delivered to him at any time. Any such action, however, will result in the automatic withdrawal of the participant from the Plan. All shares in a participant’s Plan account will be automatically distributed to the participant pursuant to the Plan at least once each calendar year without affecting the participant’s participation in the Plan. Upon termination of employment, the participant’s participation in the Plan will end and his shares will be distributed upon request or automatically at the same time shares are distributed annually to all participants. Shares are distributed to a book-entry account for each participant at the transfer agent.

A participant’s Plan account is credited with all dividends, if any, paid on full and fractional shares held in his Plan account. Cash dividends are reinvested under the Plan in Pier 1 Imports common stock. The Company did not pay dividends in 2011, 2010, or 2009.

Vesting

Participants immediately vest in all contributions to their Plan accounts. Excluding the right to sell, assign, pledge or otherwise encumber their Plan accounts, participants have full rights of ownership of Pier 1 Imports common stock held in their Plan accounts, including voting and dividend rights.

Amendment or Termination of the Plan

The Company’s board of directors may amend, suspend or terminate the Plan at any time. An amendment, suspension or termination will not result in the forfeiture of any funds contributed by a participant or the Company, any shares or fractional shares purchased for a participant, or any dividends or other distributions with respect to such shares that were effective before the effective date of the amendment, suspension or termination. Certain material amendments to the Plan must be submitted to the shareholders for approval.

Administration and Expenses

The Company holds and manages the Plan’s assets. The Company pays all administrative expenses related to the purchase, custody and record keeping of Pier 1 Imports common stock held as part of the Plan. These expenses may include brokers’ commissions, transfer fees, administrative costs and other similar expenses. Expenses related to the disposition or transfer of shares after they have been distributed to the participant from his Plan account are borne by the participant.

Income Tax Status

Participants’ contributions are deducted from after-tax earnings and the Company’s contributions are taxable income to the participant in the month accrued; consequently, management believes that the Plan is not subject to income tax under the Internal Revenue Code.

The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress and the plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Concentration of Investment – Risks and Uncertainties

All contributions to the Plan are invested in Pier 1 Imports common stock. Accordingly, the underlying value of the Plan assets is dependent upon the performance of the Company and the market’s evaluation of such performance. Changes in the fair value of Pier 1 Imports common stock could materially affect a participant’s account balance and the amounts reported in the Statements of Income (Loss) and Changes in Plan Equity.

Contributions

Participant and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay/fees.

Pier 1 Imports Common Stock Valuation

Pier 1 Imports common stock held by the Plan in participants’ accounts is stated at fair value using closing prices as quoted by the NYSE. The cost of participant shares distributed or withdrawn is assessed on a first-in-first-out basis to compute realized gains and losses. The Company’s compensation committee has determined that purchases of shares from the Company’s treasury will be based on an average of the NYSE closing prices for Pier 1 Imports common stock on each Friday during the respective month.

Fair Value Measurements

All investments held by the Plan are Level 1 Inputs, which as defined by Accounting Standards Codification 820, Fair Value Measurements and Disclosures, are unadjusted quoted prices in active markets for identical assets or liabilities.

Net Appreciation (Depreciation)

In the Statements of Income (Loss) and Changes in Plan Equity, the net appreciation (depreciation) in the fair value of Pier 1 Imports common stock is presented, which consists of realized gains (losses) calculated as the difference between cost and the fair value of the Company’s common stock on the date of transfer, and the unrealized appreciation (depreciation) on those investments not yet distributed to Plan participants if any.

Withdrawals

Participant withdrawals of Pier 1 Imports common stock are recorded at fair value on the date of withdrawal. The majority of withdrawals occurred in December for the plan years ending December 31, 2011and 2010 and in April for the plan year ending December 31, 2009, in conjunction with the annual distributions.

Investments in Pier 1 Imports Common Stock

The following is a summary of the Pier 1 Imports common stock activity for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

	Shares	Cost	Fair Value
Balances at December 31, 2008	$319,660	$673,649	$118,274
Purchases	1,337,086	470,634	470,634
Withdrawals	(1,656,746)	(1,144,283)	(2,750,645)
Changes in fair value:
Net unrealized gains	—	—	555,375
Net realized gains	—	—	1,606,362

Balances at December 31, 2009	—	—	—
Purchases	67,485	534,493	534,493
Withdrawals	(67,485)	(534,493)	(705,797)
Changes in fair value:
Net unrealized losses	—	—	—
Net realized losses	—	—	171,304

Balances at December 31, 2010	—	—	—
Purchases	218,823	2,395,611	2,395,611
Withdrawals	(218,823)	(2,395,611)	(2,966,073)
Changes in fair value:
Net unrealized gains	—	—	—
Net realized gains	—	—	570,462

Balances at December 31, 2011	$—	$—	$—

Available Common Stock

The Company had 4,095,615 and 4,314,437 shares of registered common stock issuable under the Plan as of December 31, 2011 and 2010, respectively. The NYSE closing price of Pier 1 Imports common stock was $13.93 and $10.50 as of December 31, 2011 and 2010, respectively. No shares were held by the Plan in participants’ accounts at December 31, 2011 and 2010.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-167961) pertaining to the Pier 1 Imports, Inc. Stock Purchase Plan of our report dated April 25, 2012, with respect to the financial statements of the Pier 1 Imports, Inc. Stock Purchase Plan included in this Annual Report for the year ended December 31, 2011 and included as Exhibit 99.1 in the fiscal 2012 Annual Report (Form 10-K) of Pier 1 Imports, Inc.

                                         /s/ Ernst & Young LLP

Fort Worth, Texas

April 25, 2012